Future Vision II Acquisition Corp.

December 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Becky Chow

Stephen Krikorian

Matthew Derby

Re:	Future Vision II Acquisition Corp.

VIWO Technology Inc.

Withdrawal of Registration Statement on Form S-4

File No. 333-286927

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Future Vision II Acquisition Corp., a Cayman Islands exempted company (the “Company”), and VIWO Technology Inc., a Cayman Islands exempted company (“VIWO”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company and VIWO’s Registration Statement on Form S-4 (File No. 333-286927), together with all exhibits and amendments thereto (the “Registration Statement”), initially filed with the Commission on May 2, 2025.

The Registration Statement was filed in connection with the proposed business combination between the Company and VIWO, which has been terminated pursuant to the terms of the Merger Agreement dated November 28, 2024. The Company and VIWO has determined not to proceed with the transactions contemplated by the Registration Statement at this time.

The Registration Statement has not been declared effective by the Commission, and no securities have been sold pursuant to the Registration Statement or in connection with the offering contemplated thereby.

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please direct any questions regarding this request to the Company’s legal counsel, Qin Li, Esq. of Concord & Sage P.C. at (858) 568 1696, and email at usipo@concordsage.com.

Very truly yours,

Future Vision II Acquisition Corp.

By:	/s/ Danhua Xu

Name: Danhua Xu

Title: Chief Executive Officer and Director